**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**July 21, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**SunCoke Energy, Inc.**

**File No. 333-173022 - CF#26947**

_____

SunCoke Energy, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 23, 2011, as amended.

Based on representations by SunCoke Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.18 | through December 1, 2020 |
| Exhibit 10.19 | through December 1, 2020 |
| Exhibit 10.20 | through December 1, 2020 |
| Exhibit 10.21 | through December 1, 2020 |
| Exhibit 10.22 | through December 1, 2020 |
| Exhibit 10.25 | through December 1, 2020 |
| Exhibit 10.26 | through December 1, 2020 |
| Exhibit 10.27 | through July 20, 2021 |
| Exhibit 10.28 | through October 1, 2013 |
| Exhibit 10.30 | through October 1, 2013 |
| Exhibit 10.31 | through October 1, 2013 |
| Exhibit 10.32 | through July 20, 2021 |
| Exhibit 10.33 | through July 20, 2021 |
| Exhibit 10.34 | through July 20, 2021 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Craig Slivka
Special Counsel